VIA EDGAR

June 9, 2011

Anne Nguyen Parker, Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

(Tel) 202-551-3611

(Fax) 703-813-6982

Dear Ms. Anne Nguyen Parker,

Subject: Response – re: Information Statement on Schedule 14C Filed December 21, 2010, File No. 0-28911

I am President of Cannabis Science, Inc. (the “Company”) and write this letter on behalf of the Company.  We furnish the following responses to your email letter of May 19, 2011, with respective number references corresponding to the item number requested in your aforementioned letter.

1.

We have filed an amended Schedule 14c Information Statement in conjunction with your recommended insertion and amendment and our responses provided herein.

2.

We have amended the tabular information to reflect the reserved Class B common shares.  In addition, we have inserted a reference of our intention to increase the authorized share capital for Class B, upon approval of the Schedule 14C and creation of Class A common shares, to allow for the potential (albeit unlikely) conversion of all Class A common shares into Class B common shares.

In addition, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please review our responses and amended Schedule 14C.  Should you require further information or clarification on any furnished responses, please do not hesitate to contact us at via email to info@cannabisscience.com.

Sincerely,

CANNABIS SCIENCE, INC.

/s/ Dr. Robert Melamede

Dr. Robert Melamede

President and CEO